Semiconductor Manufacturing International Corporation

(incorporated in the Cayman Islands with limited liability)

18 Zhang Jiang Rd., Pudong New Area, Shanghai 201203, China

Tel: 86-21-5080-2000    Fax: 86-21-5080-3070

August 16, 2006

Mr. Martin F. James

Senior Assistant Chief Accountant

Mr. Kevin L. Vaughn

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Semiconductor Manufacturing International Corporation: Form 20-F for the Year Ended December 31, 2005 Filed on June 29, 2006, File No. 1-31994

Dear Messrs. James and Vaughn:

Semiconductor Manufacturing International Corporation (the “Company”) has received the Staff’s letter, dated August 4, 2006, which sets forth the Staff’s comments to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Commission on June 29, 2006 (the “Form 20-F”). We would like to take this opportunity to express our appreciation to the Staff for its guidance in helping the Company to comply with applicable disclosure requirements and enhance the overall disclosure in the Company’s filings.

Our responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter dated August 4, 2006, which have been retyped herein in bold for your ease of reference):

Consolidated Balance Sheet – Page F-3

1.	We note that you present two measures, “Net current assets” and “Total assets less current liabilities” on the face of this statement. This presentation is not consistent with the requirements of Article 5 of Regulation S-X. Please remove the measures in all future filings. You may present the measures in a note to the financial statements or in the five year selected financial data table required by Item 301 of Regulation S-K.

The Company notes the Staff’s comment and confirms that it will remove “Net current assets” and “Total assets less current liabilities” from the Consolidated Balance Sheet in future filings.

Consolidated Statements of Operations – Page F-4

2.	In future filings, please revise the statement to remove the “total” caption from the table included as a footnote on the face of your statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

The Company notes the Staff’s comment and confirms that it will remove the “total” caption from the table included as a footnote on the face of the Company’s consolidated statements of operations in future filings.

Note 25. Litigation – Page F-46

3.	We note that you reached a settlement with TSMC regarding the outstanding legal actions. You state that you recorded $134.8 million of intangible assets associated with the licensed patents and trade secrets. In light of your disclosure in the preceding paragraph which states that the settlement does not grant you a license to use any of TSMC’s trade secrets, please explain to us why you have recorded an intangible asset relating to trade secrets. Please tell us and revise future filings to clarify the specific rights that you received in the settlement agreement and the specific rights for which you have recorded intangible assets.

The Company advises the Staff that the intangible asset associated with trade secrets as referenced in Note 25 is not associated with a license to use any of TSMC’s trade secrets, but rather the value of TSMC’s covenant not to sue the Company regarding certain allegations of trade secret misappropriation. The Company further advises the Staff that the Company will clarify this disclosure in future filings by revising the last sentence in this footnote to read as follows:

“Based on the valuation study, the Company recorded $23.2 million of the settlement amount as an expense in 2004 and $134.8 million of intangible assets associated with the licensed patents and a covenant not to sue regarding certain allegations of acts of trade secret misappropriation, which were recorded beginning in the first quarter of 2005 and will be amortized over the estimated remaining life of the technology.”

4.	We note your disclosure that the fair market values of the pre- and post-settlement amounts of the intellectual property are based on the results of a third party valuation. Likewise, we see in Note 20 that you also used an independent appraiser to reassess the determination of the fair value of your ordinary and preference shares in fiscal 2004. Please note that if in future periods you intend to incorporate your Form 20-F by reference into a registration statement, you will be required to identify the appraisers and include their consent in that filing pursuant to Securities Act Rule 436. Otherwise, you could revise the Form 20-F, as appropriate.

The Company notes the Staff’s comment and confirms that if in future periods the Company intends to incorporate the Form 20-F by reference into a registration statement, it will identify these appraisers and include their consents in that filing pursuant to Rule 436, or revise the Form 20-F, as appropriate.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in request to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please contact me by telephone at my office in Shanghai at 011-8621-5080-2000, extension 16688 or by fax at 011-8621-5080-3070. In my absence, please contact Gareth Kung at 011-8621-5080-2000, extension 16081 or by fax at 011-8621-5080-3070.

Sincerely yours,

/s/ Morning Wu
Morning Wu
Acting Chief Financial Officer

cc:

Richard R. Chang

Anne Chen

Semiconductor Manufacturing International Corporation

Carmen Chang

Michelle Edwards

Wilson Sonsini Goodrich & Rosati, P.C.

Stephanie Starna

Rossana Ley

Deloitte Touche Tohmatsu CPA Ltd.

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